Astronics Corporation 130 Commerce Way East Aurora, NY 14052-2164

December 5, 2013

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:	David R. Humphrey
Accounting Branch Chief

Re:	Astronics Corporation
Form 10-K for the fiscal year ended December 31, 2013 Filed: February 22, 2013 File No. 000-07087

Dear Mr. Humphrey:

By this letter, Astronics Corporation (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Annual report on Form 10-K for the year ended December 31, 2012 filed with the Commission on February 22, 2013. The comments of the Staff were set forth in a letter of comment dated November 21, 2013 (the “Staff Letter”). The Company’s responses to the comments set forth in the Staff Letter have been titled and numbered to correspond to those of the Staff Letter.

Please note that our undertakings below to incorporate additional disclosure requests in future filings refers to filings made on or after the date of this letter.

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and results of Operations Overview, page 13

Staff Comment

1. We note that your discussion does not directly address cost of products sold. In this regard, your disclosures should be supplemented with a discussion of cost of products sold. These additional disclosures should discuss the significant cost components included in cost of products sold, as a percentage or in dollar amounts, and changes to such cost components that had a material impact on your results of operations. Please give consideration to including a tabular presentation of these cost components, such as materials and labor costs, to enhance the narrative discussion. See Instruction #4 to Item 303(a) of Regulation S-K. Please similarly revise the discussion of your segment results of operations for Aerospace and for Test Systems.

December 5, 2013

Company Response:

1. While our discussion does not directly reference cost of products sold, the discussion regarding the change to gross margin does discuss the causes for the important changes to cost of products sold when comparing one period to another. By discussing the impact of the leverage from increased sales being offset by increased engineering costs we believe the discussion of the reasons for the change in our gross margin achieves the intent of instruction #4 to Item 303(a) of Regulation S-K.

However in future filings the Company will discuss changes to cost of products sold directly as well as changes to significant cost components when applicable . We will similarly revise the discussions in our segment results in future filings when applicable.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Principles and Practices, page 31

Staff Comment

2. Please add a description of your accounting policy with respect to the computations of basic and diluted earnings per share. In this regard, please address any securities, such as out-of-the-money stock options, that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. See ASC 260-10-50-1(c) for guidance.

Company Response

2. In 2012 there were approximately 170,000 out-of -the-money options to purchase Astronics shares excluded from our fully diluted earnings per share calculation. The Company deemed this information as immaterial, as such, no disclosure was made regarding the shares excluded from the diluted earnings per share calculation. In future filings the Company will add a description of its accounting policy with respect to the computations of basic and fully diluted earnings per share including addressing any securities that were not included in the computation of diluted earnings per share because to do so would be antidilutive.

December 5, 2013

Revenue and Expense Recognition, page 31

Staff Comment

3. You indicate that you periodically review estimates of progress towards completion and project costs. However, please tell us how your disclosures to comply with ASC 605-35-50-9 through 10. Also, please disclose the nature of the inputs subject to volatility or change, along with a corresponding sensitivity analysis, in your discussion of critical accounting policies, as applicable.

Company Response

3. While we do periodically review estimates of progress towards completion and project costs, our sales recognized using the percentage of completion method of revenue recognition represented approximately 2%, 4% and 8% of consolidated sales in 2012, 2011 and 2010 respectively. There were no revisions of estimates that had a material effect to the financial statements requiring disclosure by ASC 605-35-50-9 through 10. In future filings we will disclose the nature of the inputs subject to volatility or change along with a sensitivity analysis in our critical accounting policies if material and applicable.

Staff Comment

4. It appears that you have contracts with multiple element arrangements. In this regard, it is not clear how your current disclosures comply with requirements set forth in ASC 605-25-50-2. Please advise.

Company Response

4. The Company does not have contracts with multiple element arrangements. Revenue not recognized using the percentage-of-completion method is recognized at the time of shipment of goods and transfer of title. Approximately 98%, 96% and 92% of our consolidated sales in 2012, 2011 and 2010, respectively, were recognized at the time of shipment and delivery of title. Sales recognized at the time of shipment and transfer of title do not contain multiple element arrangements

December 5, 2013

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Filings”); (ii) Staff comments or changes to the Company’s disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense to in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ASTRONICS CORPORATION

By:	/s/ David C. BURNEY
David C. Burney
Vice President and Chief Financial Officer

cc:	Juan Migone, SEC
John B. Drenning, Esq.
Robert J. Olivieri, Esq.
David Schmidt